                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                               SCHEDULE 13D/13D-A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            TMBR/SHARP DRILLING, INC.
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   87257P 10 1
                                   -----------
                                 (CUSIP Number)

                               PATRICIA R. ELLEDGE
                            TMBR/SHARP DRILLING, INC.
                               4607 W. INDUSTRIAL
                              MIDLAND, TEXAS 79703
                               TEL: (915) 699-5050
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 11, 2002
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                       Roper Operations, Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Texas, United States
--------------------------------------------------------------------------------
NUMBER OF SHARES                     7     SOLE VOTING POWER
BENEFICIALLY                               -0-
OWNED BY EACH                      ---------------------------------------------
REPORTING PERSON                     8     SHARED VOTING POWER
WITH                                       657,854, SEE ITEM 5
                                   ---------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           -0-
                                   ---------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           657,854, SEE ITEM 5
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          657,854, SEE ITEM 5
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.18%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                    Roper Family Properties, Ltd.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES                     7     SOLE VOTING POWER
BENEFICIALLY                               -0-
OWNED BY EACH                      ---------------------------------------------
REPORTING PERSON                     8     SHARED VOTING POWER
WITH                                       657,854, SEE ITEM 5
                                   ---------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           -0-
                                   ---------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           657,854, SEE ITEM 5
                                   ---------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          657,854, SEE ITEM 5
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.18%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                       Patricia R. Elledge
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES                     7     SOLE VOTING POWER
BENEFICIALLY                               29,397, SEE ITEM 5
OWNED BY EACH                      ---------------------------------------------
REPORTING PERSON                     8     SHARED VOTING POWER
WITH                                       -0-
                                   ---------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           29,397, SEE ITEM 5
                                   ---------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          29,397, SEE ITEM 5
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.54%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                    Judy Kathleen Roper Davis
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (B) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES                     7     SOLE VOTING POWER
BENEFICIALLY                               1,173, SEE ITEM 5
OWNED BY EACH                      ---------------------------------------------
REPORTING PERSON                     8     SHARED VOTING POWER
WITH                                       -0-
                                   ---------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           1,173, SEE ITEM 5
                                   ---------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,173, SEE ITEM 5
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.02%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                       Jeanie Elisabeth Cornelius
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES                     7     SOLE VOTING POWER
BENEFICIALLY                               2,173, SEE ITEM 5
OWNED BY EACH                      ---------------------------------------------
REPORTING PERSON                     8     SHARED VOTING POWER
WITH                                       -0-
                                   ---------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           2,173, SEE ITEM 5
                                   ---------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,173, SEE ITEM 5
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.04%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                       Estate of Joe G. Roper
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES                     7     SOLE VOTING POWER
BENEFICIALLY                               267,000, SEE ITEM 5
OWNED BY EACH                      ---------------------------------------------
REPORTING PERSON                     8     SHARED VOTING POWER
WITH                                       -0-
                                   ---------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           267,000, SEE ITEM 5
                                   ---------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          267,000, SEE ITEM 5
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.94%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

         The Schedule 13D of (i) Roper Family Properties, Ltd. and (ii) Roper Operations, Inc., dated May 16, 2000, is hereby amended by this Statement. This Statement also is the initial Schedule 13D of Patricia R. Elledge, Judy Kathleen Roper Davis, Jeanie Elisabeth Cornelius and the Estate of Joe G. Roper.

ITEM 1. SECURITY AND ISSUER.

         The class of securities to which this Schedule 13D (this "Statement") relates is the common stock, par value $.10 per share (the "Common Stock"), of TMBR/Sharp Drilling, Inc., a Texas corporation ("TMBR"), whose address is 4607
W. Industrial Ave., Midland, Texas 79703.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by (i) Roper Family Properties, Ltd.,
(ii) Roper Operations, Inc., (iii) Patricia R. Elledge, (iv) Judy Kathleen Roper Davis, (v) Jeanie Elisabeth Cornelius, and (vi) the Estate of Joe G. Roper (collectively, the "Reporting Persons"). Roper Family Properties, Ltd., Patricia
R. Elledge, Judy Kathleen Roper Davis, Jeanie Elisabeth Cornelius, and the Estate of Joe G. Roper are acting together as a group.

         The principal executive offices of Roper Operations, Inc. and Roper Family Properties, Ltd. are located at 2409 Never Bend Cove, Austin, Texas 78746. Roper Operations, Inc. is a corporation organized under the laws of Texas on April 18, 2000. Roper Operations, Inc. was organized for the purpose of serving as the sole general partner of Roper Family Properties, Ltd. Roper Family Properties, Ltd. is a limited partnership organized under the laws of Texas on April 18, 2000. Roper Family Properties, Ltd. was organized primarily for estate planning purposes for Joe G. Roper. The name, business address and principal occupation and address of employment of each executive officer, director and controlling person of Roper Operations, Inc. and Roper Family Properties, Ltd., is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

         Neither Roper Family Properties, Ltd. nor, to its knowledge, any of the executive officers, directors or controlling persons of Roper Family Properties, Ltd. has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Neither Roper Operations, Inc. nor, to its knowledge, any of the executive officers, directors or controlling persons of Roper Operations, Inc. has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         Neither Roper Family Properties, Ltd. nor, to its knowledge, any executive officer, director or controlling person of Roper Family Properties, Ltd. has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Roper Family Properties, Ltd. or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Neither Roper Operations, Inc. nor, to its knowledge, any executive officer, director or controlling person of Roper Operations, Inc. has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Roper Operations, Inc. or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address and principal occupation and address of employment of each other Reporting Person is set forth in Exhibit A attached hereto and made a part hereof for all purposes. None of the other Reporting Persons has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. None of the other Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

         Roper Family Properties, Ltd., Patricia R. Elledge, Judy Kathleen Roper Davis, Jeanie Elisabeth Cornelius, and the Estate of Joe G. Roper are acting together as a group for the purpose of disposing of all shares of Common Stock of the issuer held by them in a privately negotiated transaction.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         TMBR presently has issued and outstanding a total of 5,400,186 shares of Common Stock.

         The group consisting of Roper Family Properties, Ltd., Patricia R. Elledge, Judy Kathleen Roper Davis, Jeanie Elisabeth Cornelius, and the Estate of Joe G. Roper is deemed to beneficially own all of the equity securities of the issuer beneficially owned by such persons. Accordingly, the group is deemed to be the beneficial owner of 957,597 shares of Common Stock, which represents approximately 17.73% of TMBR's issued and outstanding Common Stock.

         Roper Family Properties, Ltd. holds directly and is the beneficial owner of 657,854 shares of Common Stock, which represents approximately 12.18% of TMBR's issued and outstanding Common Stock. Roper Family Properties, Ltd. has sole voting and investment powers with respect to such shares of Common Stock. All decisions with regard to the investment, disposition and voting of the TMBR Common Stock beneficially owned by Roper Family Properties, Ltd. are made by a majority of the Board of Directors of Roper Operations, Inc., the general partner. Roper Family Properties, Ltd. disclaims beneficial ownership of all shares of Common Stock deemed to be beneficially owned by the group, except for 657,854 shares of Common Stock beneficially owned by Roper Family Properties, Ltd. The fact that the group has included all of the shares of Common Stock owned by each member of the group in this Statement shall not be deemed an admission that Roper Family Properties, Ltd. is the beneficial owner of all such shares.

         By virtue of its position as the general partner of Roper Family Properties, Ltd., Roper Operations, Inc. may also be deemed to be the indirect beneficial owner of the 657,854 shares of Common Stock that are owned and held directly by Roper Family Properties, Ltd. However, Roper Operations, Inc. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Roper Family Properties, Ltd., except for 6,579 shares of Common Stock which are attributable to the 1% general partner interest owned by Roper Operations, Inc. in Roper Family Properties, Ltd. The fact that Roper Operations, Inc. has included all of the shares of Common Stock owned by Roper Family Properties, Ltd. in this Statement shall not be deemed an admission that Roper Operations, Inc. is the beneficial owner of all such shares.

         Patricia R. Elledge holds directly and is the beneficial owner of 29,397 shares of Common Stock, which represents approximately 0.54% of TMBR's issued and outstanding Common Stock. Patricia R. Elledge has sole voting and investment powers with respect to such shares of Common Stock. Patricia R. Elledge disclaims beneficial ownership of all shares of Common Stock deemed to be beneficially owned by the group, except for 29,397 shares of Common Stock beneficially owned by Patricia R. Elledge. The fact that the group has included all of the shares of Common Stock owned by each member of the group in this Statement shall not be deemed an admission that Patricia R. Elledge is the beneficial owner of all such shares.

         Judy Kathleen Roper Davis holds directly and is the beneficial owner of 1,173 shares of Common Stock, which represents approximately 0.02% of TMBR's issued and outstanding Common Stock. Judy Kathleen Roper Davis has sole voting and investment powers with respect to such shares of Common Stock. Judy Kathleen Roper Davis disclaims beneficial ownership of all shares of Common Stock deemed to be beneficially owned by the group, except for 1,173 shares of Common Stock beneficially owned by Judy Kathleen Roper Davis. The fact that the group has included all of the shares of Common Stock owned by each member of the group in this Statement shall not be deemed an admission that Judy Kathleen Roper Davis is the beneficial owner of all such shares.

         Jeanie Elisabeth Cornelius holds directly and is the beneficial owner of 2,173 shares of Common Stock, which represents approximately 0.04% of TMBR's issued and outstanding Common Stock. Jeanie Elisabeth Cornelius has sole voting and investment powers with respect to such shares of Common Stock. Jeanie Elisabeth Cornelius disclaims beneficial ownership of all shares of Common Stock deemed to be beneficially owned by the group, except for 2,173 shares of Common Stock beneficially owned by Jeanie Elisabeth Cornelius. The fact that the group has included all of the shares of Common Stock owned by each member of the group in this Statement shall not be deemed an admission that Jeanie Elisabeth Cornelius is the beneficial owner of all such shares.

         The Estate of Joe G. Roper holds directly and is the beneficial owner of 267,000 shares of Common Stock, which represents approximately 4.94% of TMBR's issued and outstanding Common Stock. J. Mark Roper, the independent executor of the Estate of Joe G. Roper, has sole voting and investment powers with respect to such shares of Common Stock. The Estate of Joe G. Roper disclaims beneficial ownership of all shares of Common Stock deemed to be beneficially owned by the group, except for 267,000 shares of Common Stock beneficially owned by the Estate of Joe G. Roper. The fact that the group has included all of the shares of Common Stock owned by each member of the group in this Statement shall not be deemed an admission that the Estate of Joe G. Roper is the beneficial owner of all such shares.

         Although the number of shares of Common Stock beneficially owned by the Reporting Persons does not constitute a majority of the outstanding shares of Common Stock, the Reporting Persons may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of TMBR.

         To the best knowledge of the Reporting Persons, no executive officer or director of Roper Operations, Inc. or Roper Family Properties, Ltd. and no associate of Roper Operations, Inc. or Roper Family Properties, Ltd. owns or has a right to acquire, directly or indirectly, any shares of Common Stock, except that Patricia R. Elledge has direct beneficial ownership of 29,397 shares of TMBR Common Stock.

         Except as described in this Statement, no transactions in the Common Stock were effected during the past 60 days by (i) Roper Operations, Inc. or Roper Family Properties, Ltd. or, to their best knowledge, by any executive officer, director or affiliated person of Roper Operations, Inc. or Roper Family Properties, Ltd., or by any subsidiary of Roper Operations, Inc. or Roper Family Properties, Ltd. or by any executive officer, director or affiliated person of any such subsidiary or (ii) any other Reporting Person.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to a Stock Purchase Agreement dated as of June 11, 2002 by and among Patterson-UTI Energy, Inc. as Purchaser and Roper Family Properties, Ltd., Patricia R. Elledge, Judy Kathleen Roper Davis, Jeanie Elisabeth Cornelius, and the Estate of Joe G. Roper as Sellers (the "Agreement"), the Sellers have agreed, subject to the terms and conditions set forth in the Agreement, (i) to sell to the Purchaser an aggregate of 762,597 shares of TMBR Common Stock for $16.60 per share, or an aggregate purchase price of $12,659,110.20 and (ii) to grant the Purchaser an option to purchase up to an additional 195,000 shares of TMBR Common Stock (the "Option Securities") at any time, from time to time, in whole or in part as determined by the Purchaser, on or after October 26, 2002 but before December 16, 2002, at a price per share of $16.60. The Sellers may also require the Purchaser to purchase all or a portion of the Option Securities as determined by Sellers at any time, from time to time, on or after October 26, 2002 but before December 16, 2002 at a price per share of $16.60.

         The scheduled closing date under the Agreement is June 14, 2002, or such other date as the Sellers and Purchaser may agree. If the closing occurs, the Sellers have agreed that from the closing until December 16, 2002, they shall either (i) vote the Option Securities as directed by the Purchaser or (ii) at the option of the Purchaser, deliver to the Purchaser an irrevocable proxy granting certain officers of the Purchaser the power to vote the Option Securities on any matter coming before the holders of Common Stock of TMBR. Each of the Sellers has agreed that, from the date of the Agreement until the earlier of its termination or December 16, 2002, such Seller will not dispose of any of the Option Securities or encumber any of the Option Securities.

         If the closing occurs, J. Mark Roper, a party to the Agreement though not a seller, has agreed to deliver at the closing an irrevocable proxy granting certain officers of the Purchaser the power to vote a number of shares of TMBR Common Stock owned by him, up to a maximum of 101,000 shares to be determined at the closing (the "Roper Proxy Shares"), on any matter coming before the holders of Common Stock of TMBR. This proxy expires December 16, 2002. In addition, (i) up to 31,000 of the Roper Proxy Shares shall automatically be released from the proxy if and when such shares are sold in unsolicited brokers transactions, (ii) any Roper Proxy Shares that are converted or exchanged for securities of the Purchaser shall be automatically released from the proxy and (iii) all Roper Proxy Shares shall be automatically released from the proxy if the Purchaser tenders all of its voting securities of TMBR to a third party. J. Mark Roper has agreed that, from the date of the Agreement until the earlier of its termination or December 16, 2002, he will not dispose of any of the Roper Proxy Shares, other than those shares that are released pursuant to the terms of the irrevocable proxy, or encumber any of the Roper Proxy Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A         Name, residence address and present principal
                           occupation and address of employment of each executive officer, director and controlling person of Roper Operations, Inc. and Roper Family Properties,
                           Ltd., and current information regarding the Estate of Joe G. Roper.

         Exhibit B         Stock Purchase Agreement by and among Patterson-UTI
                           Energy, Inc. as Purchaser and Roper Family
                           Properties, Ltd., Estate of Joe G. Roper, Patricia R.
                           Elledge, Judy Kathleen Roper Davis and Jeanie
                           Elisabeth Cornelius as Sellers dated as of June 11,
                           2002.

         Exhibit C         Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   June 12, 2002

                                           ROPER FAMILY PROPERTIES, LTD., a
                                             Texas limited partnership

                                           By: ROPER OPERATIONS, INC., its
                                             General Partner

                                           By:   /s/  J. Mark Roper
                                                 -------------------------------
                                                 Name:    J. Mark Roper
                                                 Title:   President


                                           ROPER OPERATIONS, INC.

                                           By:   /s/  J. Mark Roper
                                                 -------------------------------
                                                 Name:    J. Mark Roper
                                                 Title:   President


                                             /s/ Patricia R. Elledge
                                             -----------------------------------
                                                 Patricia R. Elledge


                                             /s/ Judy Kathleen Roper Davis
                                             -----------------------------------
                                                 Judy Kathleen Roper Davis


                                             /s/ Jeanie Elisabeth Cornelius
                                             -----------------------------------
                                                 Jeanie Elisabeth Cornelius


                                           ESTATE OF JOE G. ROPER

                                           By:   /s/  J. Mark Roper
                                                 -------------------------------
                                                 J. Mark Roper, Independent
                                                 Executor

                                  EXHIBIT INDEX

EXHIBIT                                 DESCRIPTION
-------                                 -----------

  A Name, residence address and present principal occupation and address of employment of each executive officer, director and controlling person of Roper Operations, Inc. and Roper Family
                  Properties, Ltd., and current information regarding the Estate of Joe G. Roper.

  B               Stock Purchase Agreement by and among Patterson-UTI Energy,
                  Inc. as Purchaser and Roper Family Properties, Ltd., Estate of
                  Joe G. Roper, Patricia R. Elledge, Judy Kathleen Roper Davis and Jeanie Elisabeth Cornelius as Sellers dated as of June 11,
                  2002.

  C               Joint Filing Agreement.